UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated August 22, 2016 titled “GeoPark announces successful new appraisal drilling and field extension results in the Jacana oil field in Colombia”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES SUCCESSFUL NEW APPRAISAL DRILLING

AND FIELD EXTENSION RESULTS IN THE JACANA OIL FIELD IN COLOMBIA

Santiago, Chile – August 22, 2016 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Chile, Brazil, Argentina, and Peru1, today announced the successful testing of the Jacana 5 appraisal well in the Jacana oil field in the Llanos 34 Block (GeoPark operated with a 45% working interest) in Colombia.

GeoPark drilled and completed the Jacana 5 appraisal well to a total depth of 11,467 feet. A test conducted with an electric submersible pump in the Guadalupe formation resulted in a production rate of approximately 2,500 barrels of oil per day of 15.5 degrees API, with less than 1% water cut, through a choke of 41/64 mm and wellhead pressure of 90 pounds per square inch. Additional production history is required to determine stabilized flow rates of the well. Surface facilities are in place and the well is already in production.

The Jacana 5 well followed the recent successful Jacana 4 and Jacana 3 wells which had expanded the size of the Jacana field by extending the north-western limit of the field. The Jacana 5 well was drilled 780 meters north of the Jacana 3 appraisal well further down dip to a bottom-hole location below the previous lowest-known oil. It encountered oil in the Guadalupe formation and did not encounter the oil-water contact. With these results, the successful test of the Jacana 5 well further extends the limits of the field. GeoPark expects to continue exploring and appraising the Tigana/Jacana oil trend to determine the full extent of the oil accumulation.

Once the testing of the Jacana 5 well is completed, the drilling rig will move north-east along the trend to the Tigana field, followed by other locations, to continue GeoPark’s program of five more wells in the Llanos 34 Block before the end of the year.

James F. Park, Chief Executive Officer of GeoPark, said: “Congratulations to our team for the strong test results from the Jacana 5 well - and another important development in the expanding Llanos 34 Block success story. Although test rates are preliminary, it highlights the reserve potential of the Jacana field - where further appraisal and development drilling is required to delineate and understand the full extent of this productive field.”

For further information please contact:

INVESTORS:

Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Santiago, Chile T: +562 2242 9600

Dolores Santamarina – Investor Manager Buenos Aires, Argentina T: +5411 4312 9400	dsantamarina@geo-park.com

1 Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru Government approval.

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA T: +1 (212) 687-8080

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GeoPark can be visited online at www.geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the drilling plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

APPENDIX: Jacana Field Structural Map, Top Guadalupe Formation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited
By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: August 22, 2016